SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VINCE HOLDING CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92719W207

(CUSIP Number of Class of Securities)

David Stefko

Executive Vice President, Chief Financial Officer

Vince Holding Corp.

500 Fifth Avenue, 20th Floor

New York, NY 10110

(212) 515 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Gerald T. Nowak

Bradley Reed

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

(312) 862 2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$506,388	$63

*	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 151,704 shares of Issuer common stock and have an aggregate value of $506,388 calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $8.89, the average of the high and low prices of the Issuer’s common stock as reported on the New York Stock Exchange on April 24, 2018.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options for Replacement RSUs, dated April 26, 2018 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Vince Holding Corp., a Delaware corporation (“Vince,” the “Company,” “our,” “us,” or “we”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 500 Fifth Avenue, 20th Floor, New York, NY 10110, and the telephone number of its principal executive offices is 212-515-2600.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees and executive officers to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, granted under the Company’s 2013 Omnibus Incentive Plan (the “2013 Plan”) (the “Eligible Options”) for a grant of new replacement restricted stock units (“Replacement RSUs”) to be issued under the 2013 Plan (the “Option Exchange”) at an exchange ratio set forth in the Offer to Exchange under “This Offer – Section 1 (Eligibility; Number of Replacement RSUs; Offer Expiration Date),” which is incorporated herein by reference. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Election Form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer Documents”), attached hereto as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively. Each option holder that elects to exchange Eligible Options pursuant to the Option Exchange must submit his or her Election Form as described herein. As of April 13, 2018, options to purchase an aggregate of 151,704 shares of our common stock were outstanding under the 2013 Plan, all of which are Eligible Options.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This Offer – Section 1 (Eligibility; Number of Replacement RSUs; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSUs),” and “This Offer –Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 1 (Eligibility; Number of Replacement RSUs; Offer Expiration Date), Section 3 (Procedures for Electing to Exchange Options), Section 4 (Withdrawal Rights), Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSUs), Section 6 (Conditions of this Offer), Section 7 (Price Range of Common Stock Underlying the Options), Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs), Section 9 (Information Concerning Vince), Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer), Section 12 (Agreements; Legal Matters; Regulatory Approvals), Section 13 (Material U.S. Federal Income Tax Consequences), and Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The Company’s executive officers, including the named executive officers included in the Company’s last Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2018, are eligible to participate in the Option Exchange, however, our non-employee directors are not eligible to participate. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference. The terms and conditions of the 2013 Plan, as provided in “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs),” are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer –Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSUs),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer –Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement RSUs)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Vince)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended February 3, 2018, filed with the SEC on April 25, 2018 (the “Fiscal 2017 Annual Report”), including the financial information set forth in Item 8 –Financial Statements and Supplementary Data thereof is incorporated herein by reference. Our Fiscal 2017 Annual Report is available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals), and Section 13 (Material U.S. Federal Income Tax Consequences)” is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12. Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2018	VINCE HOLDING CORP.

	By:	/s/ Brendan Hoffman
Name: Brendan Hoffman Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement RSUs, dated April 26, 2018.	X	—	—	—	—

(a)(1)(B)	Option Exchange Election Form.	X	—	—	—	—

(a)(1)(C)	Form of Communication Regarding the Commencement of the Option Exchange	X	—	—	—	—

(a)(1)(D)	Form of Notice of Withdrawal	X	—	—	—	—

(a)(1)(E)	Form of Communication Confirming Receipt of Election Form	X	—	—	—	—

(a)(1)(F)	Form of Communication Confirming Receipt of Notice of Withdrawal	X	—	—	—	—

(a)(1)(G)	Form of Communication Confirming Participation in the Option Exchange	X	—	—	—	—

(a)(1)(H)	Form of Communication Confirming Non-Participation in the Option Exchange	X	—	—	—	—

(a)(1)(I)(i)	Form of Communication Rejecting the Election Form	X	—	—	—	—

(a)(1)(I)(ii)	Form of Communication Rejecting the Notice of Withdrawal	X	—	—	—	—

(a)(1)(J)	Form of Reminder of Expiration of Option Exchange	X	—	—	—	—

(a)(1)(K)	Form of Final Reminder of Expiration of Option Exchange	X	—	—	—	—

(a)(1)(L)	Form of Communication Regarding the Results of Option Exchange	X	—	—	—	—

(a)(1)(M)	Cover Letter to Optionees from Brendan Hoffman, Chief Executive Officer	X	—	—	—	—

(a)(1)(N)	Form of Eligible Employee Presentation	X	—	—	—	—

(a)(2)	Not applicable	—	—	—	—	—

(a)(3)	Not applicable	—	—	—	—	—

(a)(4)	Not applicable	—	—	—	—	—

(a)(5)	Not applicable	—	—	—	—	—

(b)	Not applicable	—	—

(d)(1)	2010 Option Plan of Kellwood Company	—	S-1	—	10.56	09/24/2013

(d)(2)	Form of 2010 Stock Option Plan grant agreement for executive officers	—	S-1	—	10.57	09/24/2013

Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

(d)(3)	Vince Holding Corp. 2013 Omnibus Incentive Plan	—	S-1/A	—	10.66	11/12/2013

(d)(4)	Form of Non-Qualified Stock Option Agreement	—	8-K	—	10.15	11/27/2013

(d)(5)	Form of director RSU award Agreement	—	8-K	—	10.16	11/27/2013

(d)(6)	Amended and Restated Vince Holding Corp. 2013 Employee Stock Purchase Plan	—	10-K	—	10.15	04/28/2017

(d)(7)	Registration Agreement, dated February 20, 2008, among Apparel Holding Corp., Sun Cardinal, LLC, SCSF Cardinal, LLC and the Other Investors party thereto	—	S-1	—	4.2	09/24/2013

(d)(8)	2017 Investment Agreement, dated August 10, 2017 between Company and Sun Cardinal, LLC, SCSF Cardinal, LLC	—	8-K		10.1	08/10/2017

(d)(9)	Form of Replacement RSU award agreement	X

(g)	Not applicable

(h)	Not applicable